Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Kiromic BioPharma, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Kiromic BioPharma, Inc., effective at the opening of the trading session on November 30, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staff determination on March 14, 2023.
On March 21, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On March 28, 2023, the Panel issued a partial compliance letter as the Company had cured its deficiency under Rule 5550(a)(2). On May 11, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Based on the Company failure to meet the terms of the exception, on September 12, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on September 14, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on October 27, 2023.